MAR 1 4 2011

WASH. D.C. 200 SECTION



11021299

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/10_____ AND ENDING_____12/31/10_____

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dexia Global Structured Finance, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue

FIRM I.D. NO.

                           (No. and Street)

New York   NY   10022

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Mauro   212-705-0725

                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

                    (Name – if individual, state last, first, middle name)

135 West 50th Street   New York   NY   10020

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountants
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 4 2011
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

We **Anthony Mauro,** and **Edmund Ludwig,** swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dexia Global Structured Finance, LLC**, as of **December 31, 2010**, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions
_____

|_____

|_____

_____
Signature

_____
Chief Financial Officer
Title

_____
Signature

_____
Managing Director
Title

_____
Notary Public

 **MAZARS**


WeiserMazars

The Company's Statements of Financial Condition as of December 31, 2010 and 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

Independent Auditors' Report

Board of Directors and Member of
Dexia Global Structured Finance, LLC

We have audited the accompanying statement of financial condition of Dexia Global Structured Finance, LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements of the Company as of December 31, 2009 were audited by other auditors whose practice was combined with WeiserMazars LLP during 2010 and whose report dated February 26, 2010 expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Dexia Global Structured Finance, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, NY
March 11, 2011

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Dexia Global Structured Finance, LLC
Statements of Financial Condition
December 31, 2010 and 2009

Assets

	2010	2009
Cash and cash equivalents	$ 928,760	$ 651,825
Receivable from third party	25,251	25,000
Total assets	**$ 954,011**	**$ 676,825**

Liabilities and Member's Capital

	2010	2009
Accrued liabilities	$ 627,381	$ 581,191
Total liabilities	627,381	581,191
Member's capital	326,630	95,634
Total liabilities and member's capital	**$ 954,011**	**$ 676,825**

The accompanying notes are an integral part of these financial statements.

1. **Description of Business/Background**

Dexia Global Structured Finance, LLC (the "Company" or "Dexia GSF") consists of a project finance advisory practice targeting domestic and foreign entries in the North American Power Industry. The Company provides mergers and acquisitions advisory, project finance advisory and strategic advisory services.

A member of a limited liability company is not liable for the debts, obligations or other liabilities of a limited liability company for reason of being such a member.

During 2008, the Company became a registered securities Broker Dealer with the Securities and Exchange Commission (the "SEC"). The Company does not maintain any customer accounts.

The Company is a wholly-owned subsidiary of Dexia Holdings, Inc. (the "Parent"), which is part of the Dexia Group, listed on the stock-exchange in Brussels and Paris.

Three former PricewaterhouseCoopers LLP ("PwC") partners ("GSF Partners") formed the Company on February 1, 2002. In satisfaction of amounts due to the GSF Partners, PwC awarded them the Global Structured Finance business, which had been an ongoing division of PwC managed by the GSF Partners.

Simultaneously with this transaction, Dexia Crédit Local, a French corporation, invested $18,000,000 to obtain a 75% interest in the global structured finance business. Although there were several concurrent transactions to accomplish certain tax objectives, the final result was that Dexia Crédit Local paid $18,000,000 for 75% of Global Structured Finance business, and the GSF Partners held the remaining 25%. Dexia Crédit Local then contributed its interest in the Company to a wholly-owned subsidiary, Dexia Holding, Inc.

On January 23, 2004, the Company formed a subsidiary in Amsterdam, Netherlands. Dexia Global Structure Finance B.V. was a wholly-owned subsidiary of the Company operating as a representation office in Europe.

In 2004, changes in the tax legislation eliminated certain tax benefits related to cross border and domestic leasing transactions. The business of the Company was severely affected by the new legislation. As a result, the Company decided to downsize its operations. The GSF Partners were terminated on July 31, 2004 and transferred their interest in the Company to Dexia Holdings, Inc. as of that date. In addition, the Dutch subsidiary, Dexia Global Structured Finance B.V., was liquidated in November 2005.

2.   **Summary of Significant Accounting Policies**

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents represent interest bearing demand deposits. The Company considers such investments with original maturities of three months or less, when acquired, to be cash equivalents.

The Company maintains all of its cash balances with one financial institution account, which at times may exceed the federally-insured limit of $250,000. The Company has not experienced any losses in such accounts. Cash and cash equivalents exceeding federally-insured limits totaled $732,542 as of December 31, 2010 and $406,507 as of December 31, 2009.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using a straight-line method over the estimated useful lives of the assets, ranging from three to ten years.

	Estimated Useful Life
Furniture, fixtures and equipment	10 years
Computer equipment and software	3 years

Revenue Recognition

Recognition of fees from advisory services are recognized at the completion of each contract. Expenses are recognized as incurred.

Income Taxes

No provision for Federal income taxes is required, as the results of operations of the Company are included in the individual tax returns of its member.

2.   **Summary of Significant Accounting Policies (cont'd)**

Fair Value of Financial Instruments

All financial assets and liabilities are carried at estimated fair value.

3.   **Property and Equipment**

Property and equipment consist of the following as of December 31, 2010 and 2009:

Furniture, fixtures and equipment	$ 76,932
Computer equipment and software	5,794
	82,726
Less accumulated depreciation	(82,726)
	$ —

4.   **Bonuses**

The Company incurred bonus expenses of $305,000 and $250,000 for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010 and December 31, 2009, the Company accrued bonuses in the amount of $275,000 and $250,000, respectively, included in the statement of condition under the line "accrued liabilities."

5.   **Employee Benefit Plans**

All employees are included in a 401(k) plan administered by American Funds. This plan provides that 3% of participants' compensation is matched by the Company, up to $7,000, after meeting certain minimum age and employment requirements. Under the plan, employees are 100% vested with respect to employee contributions. Vesting for employer contributions begins after one year of service and are fully vested after five years.

All employees were also included in a defined contribution pension plan subject to meeting certain minimum age and employment requirements. Contributions are based on the employee's total annual earnings and years of service. Vesting begins after two years of service and contributions are fully vested after six years.

6.   **Related Party Transactions**

The Company received capital contributions from its parent for $250,000 on January 26, 2010 and $500,000 on December 22, 2010.

The Board of Directors approved a repatriation of capital of $1,400,000 to Dexia Crédit Local S.A. through Dexia Holdings, Inc. in March 2009.

6.   **Related Party Transactions (cont'd)**

In July 2005, the Company entered into an amended Service Level Agreement with Dexia Crédit Local, an affiliate. Under this amended agreement, Dexia Crédit Local charged the Company for the occupation of its office space on Park Avenue in New York City (see Note 7) and for services rendered by its personnel in the amount of $95,812 and $89,450 for the years ended December 31, 2010 and 2009, respectively. Accrued liabilities from allocated expenses due to Dexia Credit Local amount to $45,663 and are included in accrued liabilities in the statement of financial condition.

7.   **Commitments and Contingencies**

Litigation

The Company was named in 2004 as a defendant in an unlawful termination claim in the amount of €0.8 million, or approximately $1.2 million. The plaintiff, an employee who used to represent the Company in Bordeaux, France, alleges the Company violated the employment contract by terminating him. In court ("Conseil de Prud'Hommes"), the Company answered denying liability and asserting a number of affirmative defenses. The Company accrued $225,000 as of December 31, 2009 or one year of this employee's salary.

On February 16, 2011, a verdict was issued by the judge against the Company for €141,000, or approximately $200,000. Either party has 30 days to appeal the verdict. The Company has reduced the accrual by $25,000 to $200,000 as of December 31, 2010.

Leases

The Company operates from its affiliate's (Dexia Crédit Local) office space on Park Avenue in New York City. The Company has no lease obligation for this office space. Dexia Crédit Local charges the Company on a month-to-month basis for the occupation of this office space.

8.   **Net Capital and Other Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that a broker dealer at all times maintain sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker dealer is required to maintain defined minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $301,379, which was $259,554 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 2.08 to 1.

9. **Subsequent Events – Capital Contribution**

The Company has evaluated events occurring between December 31, 2010 and March 11, 2011, the date the financial statements were available for issuance.

The Company received a capital contribution in the amount of $1,000,000 from its Parent on February 22, 2011.

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